# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Prairie Operating Co., CIK 0001162896
CUSIP: 739650109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 55 WAUGH DRIVE, SUITE 400, HOUSTON, Texas (TX), 77007
Date of event which requires filing of this statement: 11/14/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001683168-25-002233
Filed by CIK 0001174866

## Reporting persons
- Bristol Investment Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: For Items 7, 9 and 11: Common stock only (excludes 885,636 shares underlying Series D preferred stock and 292,472 shares underlying Series D "A" warrant, both of which are subject to beneficial ownership limitations)
- Bristol Capital, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Paul Kessler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Prairie Operating Co.
Address of issuer's principal executive offices: 55 WAUGH DRIVE, SUITE 400, HOUSTON, TX 77007

## Item 2. Person Filing
Name of person filing:
(i) Bristol Investment Fund, Ltd.
(ii) Bristol Capital, LLC
(iii) Paul Kessler
Address of principal business office or, if none, residence: (i) c/o Bristol Capital Advisors, LLC, 1090 Center Drive, Park City, UT 84098 (ii) 1090 Center Drive, Park City, UT 84098 (iii) 1090 Center Drive, Park City, UT 84098.
Citizenship:
(i) Cayman Islands
(ii) Delaware
(iii) United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) 0
(ii) 0
(iii) 0
Percent of class:
(i) 0%
(ii) 0%
(iii) 0%
Sole power to vote or to direct the vote:
(i) 0
(ii) 0
(iii) 0
Shared power to vote or to direct the vote:
(i) 0
(ii) 0
(iii) 0
Sole power to dispose or to direct the disposition:
(i) 0
(ii) 0
(iii) 0
Shared power to dispose or to direct the disposition:
(i) 0
(ii) 0
(iii) 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bristol Investment Fund, Ltd.: /s/ Paul Kessler, Paul Kessler, Director (11/14/2025)
- Bristol Capital, LLC: /s/ Paul Kessler, Paul Kessler, Manager (11/14/2025)
- Paul Kessler: /s/ Paul Kessler, PAUL KESSLER, an individual (11/14/2025)